UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission file number: 001-40231

Universe Pharmaceuticals INC

265 Jingjiu Avenue

Jinggangshan Economic and Technological Development Zone

Ji’an, Jiangxi, China 343100

+86-0796-8403309

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Receipt of Nasdaq Notification Regarding Compliance with Nasdaq Minimum Bid Price Requirement

As previously disclosed, Universe Pharmaceuticals INC, an exempted company with limited liability formed in the Cayman Islands (the “Company”) received a deficiency letter from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) on March 2, 2023, indicating that the Company was not in compliance with Nasdaq Rule 5450(a)(1) (the “Bid Price Rule”), as the closing bid price for the Company’s ordinary shares had been below $1.00 per share for the preceding 30 consecutive business days. In accordance with the Nasdaq Listing Rules, the Company was provided an initial period of 180 calendar days, or until August 29, 2023, to regain compliance with the Bid Price Rule.

On August 14, 2023, the Company received a written notification from the Staff of Nasdaq, noting that the Company evidenced a closing bid price of its ordinary shares at or greater than the $1.00 per share minimum requirement for the preceding 12 consecutive business days, from July 28, 2023 through August 11, 2023, and informing the Company that it has regained compliance with the Bid Price Rule and the matter is closed.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Universe Pharmaceuticals INC.

Date: August 16, 2023	By:	/s/ Gang Lai
Gang Lai
Chief Executive Officer

2